Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
December 3, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009
and Prospectus Supplement dated April 9, 2009)



Structured Investments

HSBC USA Inc.
$10,804,000
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due December 6, 2011 (the "Notes")

General

- The Notes are designed for investors who seek exposure to the potential appreciation of an equally weighted basket of currencies (the "Basket") consisting of the Indian Rupee ("INR"), Indonesian Rupiah ("IDR"), Korean Won ("KRW") and Singapore Dollar ("SGD") (each a "Basket Currency" and together the "Basket Currencies") relative to the U.S. Dollar from the Trade Date to the Final Valuation Date. Investors should be willing to forgo interest or any other periodic payments, and, if the Basket Return is less than 3.00%, be willing to lose 5% of their investment. Any Payment at Maturity is subject to the credit risk of HSBC USA Inc.
- The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.
- Senior unsecured debt obligations of HSBC USA Inc. maturing December 6, 2011[†].
- Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Issuer: HSBC USA Inc.
Principal Amount: $1,000 per Note.
Basket: The Notes are linked to an equally weighted basket consisting of four currencies that measures the performance of such currencies relative to the U.S. Dollar.

Basket Currency	Fixing Source	Fixing Time	Initial Spot Rate	Basket Currency Performance Weighting
Indian Rupee	INR RBIB at Reuters Page RBIB	12:30 p.m. Mumbai time	45.09	1/4
Indonesian Rupiah	IDR at Reuters Page ABSIRFIX01	11:00 a.m. Singapore time	9,017	1/4
Korean Won	KRW at Reuters Page KFTC18	3:30 p.m. Seoul time	1,143.50	1/4
Singapore Dollar	SGD at Reuters Page ABSIRFIX01	11:00 a.m. Singapore time	1.3091	1/4

Reference Currency: U.S. Dollar (USD)
Payment at Maturity: At maturity, you will be entitled to receive a cash payment per $1,000 Principal Amount of Notes equal to the Minimum Payment Amount plus the Additional Amount, which may be zero.
Any Payment at Maturity is subject to the credit risk of HSBC.
Minimum Payment Amount: $950, equal to 95.00% of the Principal Amount of each $1,000 Note
Additional Amount: *If the Basket Return is less than 3.00%*, the Additional Amount will equal $0.00.
If the Basket Return is greater than or equal to 3.00% but less than 14.75%, the Additional Amount will equal $147.50, calculated as 14.75% of the Principal Amount.
If the Basket Return is greater than or equal to 14.75%, the Additional Amount will be calculated as follows:
$$\$1,000 \times \text{Basket Return}$$
The Additional Amount will not be less than zero.
Basket Return: The performance of the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows:
$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Initial Basket Level: 100
Final Basket Level: The Final Basket Level will be calculated as follows:
$$100 \times [1 + (\text{INR Return} \times 1/4) + (\text{IDR Return} \times 1/4) + (\text{KRW Return} \times 1/4) + (\text{SGD Return} \times 1/4)]$$
The INR Return, IDR Return, KRW Return and SGD Return refer to the Currency Performance for the Indian Rupee, the Indonesian Rupiah, the Korean Won and the Singapore Dollar, respectively, relative to the U.S. Dollar over the term of the Notes.
Currency Performance: With respect to each Basket Currency, the performance of the relevant Basket Currency from the Initial Spot Rate to the Final Spot Rate, relative to the Initial Spot Rate, calculated as follows:
$$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$
Initial Spot Rate: For the INR, 45.09, for the IDR, 9,017, for the KRW, 1,143.50, and for the SGD, 1.3091, which were their respective Spot Rates on the Pricing Date.
Final Spot Rate: For each Basket Currency, the Spot Rate on the Final Valuation Date.
Spot Rate: For each Basket Currency, the spot exchange rate for such Basket Currency against the U.S. Dollar, as determined by the calculation agent by reference to the Spot Rate definitions set forth in this pricing supplement under "Spot Rates." The Spot Rate for each Basket Currency is expressed as units of the respective Basket Currency per one U.S. Dollar. The Spot Rates are subject to the provisions set forth under "Market Disruption Events" in this pricing supplement.
Trade Date: December 3, 2010
Pricing Date: December 3, 2010
Original Issue Date: December 10, 2010
Final Valuation Date[†]: December 2, 2011[†]
Maturity Date[†]: December 6, 2011[†]
Calculation Agent: HSBC USA Inc.
Listings: The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN: 4042K1AU7 / US4042K1AU70
Form of Notes: Book-Entry

[†] Subject to postponement in the event of a market disruption event as described in "Market Disruption Events".

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" on page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 15 of this pricing supplement.

	Price to Public	Fees and Commissions[(1)]	Proceeds to Issuer
Per Note	$1,000	$10.00	$990.00
Total	$10,804,000	$108,040	$10,695,960

[(1)] HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 15 of this pricing supplement.

December 3, 2010

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Basket identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Basket. Although the Note offering relates only to the Basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

- **PARTIAL PRESERVATION OF CAPITAL AT MATURITY** – You will receive at least 95% of the Principal Amount of your Notes, subject to the credit risk of HSBC, if you hold the Notes to maturity, regardless of the performance of the Basket. You should be willing to lose up to 5% of your initial investment if the Basket Return is less than 3.00%. Additionally, because the Additional Amount will be added to the Minimum Payment Amount of $950.00 in determining the Payment at Maturity per $1,000 Principal Amount of Notes, the Basket will need to appreciate by 3.00% or more for you to receive more than your initial investment at maturity. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** – The return on the Notes is linked to the performance of a basket of four currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate in any appreciation at or above 3% of the Basket Currencies relative to the U.S. Dollar, during the term of the Notes. **Accordingly, the value of the Basket increases if the Basket Currencies appreciate in value relative to the U.S. Dollar.** The Basket derives its value from an equally weighted group of currencies consisting of the Indian Rupee, the Indonesian Rupiah, the Korean Won and the Singapore Dollar.

- **TREATED AS SHORT-TERM DEBT INSTRUMENTS** – Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying prospectus supplement.

  Characterization of the Notes. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat each Note as a debt instrument for U.S. federal income tax purposes. Prospective investors in the Notes should be aware, however, that the Internal Revenue Service ("IRS") is not bound by our characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments for U.S. federal income tax purposes.

General. Since the amount payable on the maturity date with respect to a Note in excess of the issue price thereof, if any, will be determined by reference to the value of the Basket Currencies, the Notes generally should be subject to the rules set forth in Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") regarding foreign currency gain or loss (the "Foreign Currency Rules"). However, the Foreign Currency Rules do not set forth specific rules for determining the appropriate character, timing and amount of income, gain or loss that must be recognized by a taxpayer from holding a short-term debt instrument that provides for one or more foreign currency-related contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules which would currently apply to the Notes, the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes generally should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of U.S. federal income tax law. Nevertheless, the proper U.S. federal income tax treatment of the Notes is uncertain and prospective investors in the Notes are urged to consult their own tax advisors regarding the proper U.S. federal income tax treatment of an investment in the Notes.

Cash Method U.S. Holders. The amount payable on the maturity date with respect to a Note in excess of the issue price thereof, if any, generally should be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable on the maturity date is received. Upon the sale, exchange or other disposition of a Note (including upon retirement at maturity), a U.S. Holder who uses the cash method of tax accounting generally should be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition (including upon retirement at maturity) and such U.S. Holder's tax basis in the Note. Such a U.S. Holder's tax basis in a Note generally should equal such U.S. Holder's initial investment in the Note. Any portion of such gain or loss that is attributable to changes in the value of the Basket Currencies should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Notwithstanding the foregoing, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under "Accrual Method U.S. Holders") that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of disposition. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the issue price thereof, if any, will be calculated by reference to the value of the Basket Currencies, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss.

Accrual Method U.S. Holders. U.S. Holders who use the accrual method of tax accounting, and certain other holders including banks and dealers in securities, should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount. Upon the sale, exchange or other disposition (including upon retirement at maturity) of a Note, a U.S. Holder who uses the accrual method of tax accounting generally should recognize gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale, exchange or other disposition (including upon retirement at maturity) and such U.S. Holder's adjusted tax basis in the Note. Such a U.S. Holder's adjusted tax basis generally should equal such U.S. Holder's initial investment in a Note increased by any original issue discount previously included in income by the U.S. Holder. Any portion of such gain or loss that is attributable to changes in the value of the Basket Currencies should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the issue price thereof, if any, will be calculated by reference to the value of the Basket Currencies, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss. Due to the uncertainty regarding the proper U.S. federal income tax treatment of the Notes, prospective investors in the Notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes.

Tax Return Disclosure Regulations. Pursuant to certain Treasury regulations (the "Disclosure Regulations"), any taxpayer that has participated in a "reportable transaction" and who is required to file a U.S. federal income tax return must generally attach a disclosure statement disclosing such taxpayer's participation in the reportable transaction to the taxpayer's tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a "loss transaction" constitutes a "reportable transaction." A "loss transaction" is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a "Section 988 transaction," such as a loss realized with respect to the Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer's status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer's treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Notes in excess of the issue price thereof, if any, will be determined by reference to the value of the Basket Currencies, the Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Note should constitute a Section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a U.S. Holder of the Notes that recognizes an exchange loss with respect to the Notes that equals or exceeds the loss threshold amount applicable to such U.S. Holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the U.S. Holder's tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such Section 165 loss from the Notes. Persons considering the purchase of Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in one or more Basket Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** – You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS**– The Notes do not guarantee the full return of your investment. The return on the Notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. Dollar and will depend on whether, and the extent to which, the Basket Return is positive or negative. Because the Minimum Payment Amount of $950.00 is less than the Principal Amount per Note, you will receive less than your initial investment at maturity if the Basket Return is less than 3.00%. Accordingly, if the Basket does not appreciate sufficiently, you will lose some of your initial investment. Payment of any amount at maturity is subject to the credit risk of HSBC.

- **YOU MAY RECEIVE A NEGATIVE RETURN ON THE NOTES EVEN IF THE BASKET RETURN IS POSITIVE** – The Additional Amount will be added to the Minimum Payment Amount of $950.00 in determining the Payment at Maturity per $1,000 Principal Amount of Notes. The Additional Amount is equal to $0.00 if the Basket Return is less than 3.00%. Therefore, even if the Basket Return is positive, you will lose some of your initial investment in the Notes if the Basket Return is less than 3.00%.

- **THE NOTES DO NOT PAY INTEREST** – You will not receive periodic or other interest payments on the Notes during the term of the Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** – The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** – The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES** – You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Return is based on the Currency Performances for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances. As such, the Currency Performance of each Basket Currency may be materially different from the return on a direct investment in the respective Basket Currency.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the maturity date could result in a substantial loss to you.

- **THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS** – The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

- **GAINS IN THE CURRENCY PERFORMANCE OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF OTHER BASKET CURRENCIES** – The Notes are linked to the performance of the Basket, which is composed of four Basket Currencies with equal weightings. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

- **CURRENCY MARKETS MAY BE VOLATILE** – Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your Notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **SMALL DIFFERENCES IN THE BASKET RETURN MAY CAUSE LARGE DIFFERENCES IN YOUR PAYMENT AT MATURITY** – Small differences in the Basket Return on the Final Valuation Date may cause large differences in your Payment at Maturity, particularly when the Basket Return is at or near 3%. For example, a Basket Return of 2.99% would result in a Payment at Maturity of $995.00 per $1,000 Principal Amount of Notes, while a Basket Return of 3.01% would result in a Payment at Maturity of $1,097.50 per $1,000 Principal Amount of Notes. This discontinuity in the Payment at Maturity compared to the Basket Return is shown in the graph on page 9 in this pricing supplement.

- **LEGAL AND REGULATORY RISKS** – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the Notes.

- **THE NOTES ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** – Each Basket Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change, military activity, including wars, and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional, military and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political or military changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability, including the possibility of military activity or war, is likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the Notes.

- **IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED** – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your Notes. Limited liquidity relating to any Basket Currency may also result in HSBC USA Inc., as calculation agent, being unable to determine the Currency Performances, and therefore the Basket Return using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Basket and the value of the Notes.

- **THE NOTES LACK LIQUIDITY** – The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

- **WE HAVE NO CONTROL OVER THE EXCHANGE RATE BETWEEN THE BASKET CURRENCIES AND THE U.S. DOLLAR** — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the securities which are affected by the exchange rate between the Basket Currencies and the U.S. Dollar.

- **THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES** – Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date will not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Basket Return by multiplying the Currency Performance for each Basket Currency by its respective weighting and then taking the sum of the weighted Currency Performances, as described above. The Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Return may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the Notes before moving to unfavorable levels on the Final Valuation Date.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the U.S. Dollar and each of the Basket Currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

    - existing and expected rates of inflation;

    - existing and expected interest rate levels;

    - the balance of payments in the United States, India, Indonesia, Korea and Singapore between each country and its major trading partners; and

    - the extent of governmental surplus or deficit in the United States and India, Indonesia, Korea and Singapore.

  Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, India, Indonesia, Korea and Singapore and those of other countries important to international trade and finance.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS, OR RECOMMENDATIONS BY HSBC** – We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Basket Currencies to which the Notes are linked.

- **ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the U.S. Dollar. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:

    - the expected volatility of the Basket Currencies and the U.S. Dollar, as reference currency;

    - the time to maturity of the Notes;

    - the volatility of the exchange rate between each Basket Currency and the U.S. Dollar;

    - interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. Dollar;

    - a variety of economic, financial, political, regulatory or judicial events;

    - supply and demand for the Notes; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES** – It is impossible to predict whether any of the spot rates for the Basket Currencies will rise or fall. The Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** – The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the calculation agent from determining the Basket Return or Payment at Maturity in the ordinary manner, the calculation agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

What is the Payment at Maturity on the Notes Assuming a Range of Performances for the Basket?

The table below illustrates the Payment at Maturity for a $1,000 Principal Amount of Notes for a hypothetical range of performances for the Basket Return. The table below reflects the Initial Basket Level of 100.00 and the Minimum Payment Amount of $950.00. The following results are based solely on the hypothetical Basket Returns below. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Additional Amount	Hypothetical Payment at Maturity	Hypothetical Total Return
100.00%	$1,000.00	$1,950.00	95.00%
90.00%	$900.00	$1,850.00	85.00%
80.00%	$800.00	$1,750.00	75.00%
70.00%	$700.00	$1,650.00	65.00%
60.00%	$600.00	$1,550.00	55.00%
50.00%	$500.00	$1,450.00	45.00%
40.00%	$400.00	$1,350.00	35.00%
30.00%	$300.00	$1,250.00	25.00%
20.00%	$200.00	$1,150.00	15.00%
15.00%	$150.00	$1,100.00	10.00%
14.75%	$147.50	$1,097.50	9.75%
10.00%	$147.50	$1,097.50	9.75%
5.00%	$147.50	$1,097.50	9.75%
3.00%	$147.50	$1,097.50	9.75%
2.50%	$0.00	$950.00	-5.00%
1.00%	$0.00	$950.00	-5.00%
0.00%	$0.00	$950.00	-5.00%
-1.00%	$0.00	$950.00	-5.00%
-2.50%	$0.00	$950.00	-5.00%
-5.00%	$0.00	$950.00	-5.00%
-10.00%	$0.00	$950.00	-5.00%
-20.00%	$0.00	$950.00	-5.00%
-30.00%	$0.00	$950.00	-5.00%
-40.00%	$0.00	$950.00	-5.00%
-50.00%	$0.00	$950.00	-5.00%
-60.00%	$0.00	$950.00	-5.00%
-70.00%	$0.00	$950.00	-5.00%
-80.00%	$0.00	$950.00	-5.00%
-90.00%	$0.00	$950.00	-5.00%
-100.00%	$0.00	$950.00	-5.00%

The following graph demonstrates the hypothetical total return on the Notes at maturity for Basket Returns of -100% to 100%. **Your investment may result in a loss of 5.00% of your principal at maturity.**



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical returns set forth in the table above are calculated. The examples below reflect the Basket Currency Initial Spot Rates of 45.09 for the INR, 9,017 for the IDR, 1,143.50 for the KRW and 1.3091 for the SGD.

Example 1: **The level of the Basket increases by 5% from the Initial Basket Level of 100 to a Final Basket Level of 105.** The IDR appreciates relative to the USD and each of the INR, KRW and SGD depreciate relative to the USD, resulting in a Basket Return of 5%.

Because the Basket Return is greater than 3% but less than 14.75%, the Additional Amount is $147.50, and the final Payment at Maturity is equal to $1,097.50 per $1,000 Principal Amount of Notes, representing a total return of 9.75% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = Minimum Payment Amount + Additional Amount

$950 + ($1,000 × 14.75%) = $1,097.50

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Basket Currency Initial Spot Rate	Basket Currency Final Spot Return	Currency Performance	Basket Currency Weighting
INR	45.09	49.599	-10%	1/4
IDR	9,017	4,508.5	50%	1/4
KRW	1,143.50	1,257.85	-10%	1/4
SGD	1.3091	1.44	-10%	1/4

Basket Performance = [(-10% × 0.25) + (50% × 0.25) + (-10% × 0.25) + (-10% × 0.25)] = 5%

Example 2: **The level of the Basket increases by 25% from the Initial Basket Level of 100 to a Final Basket Level of 125.** Each of the INR, IDR, KRW and SGD appreciate relative to the USD, resulting in a Basket Return of 25%.

Because the Basket Return is greater than 14.75%, the Additional Amount is $1,000 × Basket Return, or $250. Therefore, the final Payment at Maturity is equal to $1,200.00 per $1,000 Principal Amount of Notes, representing a total return of 20% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = Minimum Payment Amount + Additional Amount

$950 + ($1,000 × Basket Return)

$950 + ($1,000 × 25%) = $1,200.00

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Basket Currency Initial Spot Rate	Basket Currency Final Spot Return	Currency Performance	Basket Currency Weighting
INR	45.09	33.8175	25%	1/4
IDR	9,017	6,762.75	25%	1/4
KRW	1,143.50	857.625	25%	1/4
SGD	1.3091	0.9818	25%	1/4

Basket Performance = [(25% × 0.25) + (25% × 0.25) + (25% × 0.25) + (25% × 0.25)] = 25%

Example 3: The level of the Basket increases by 2.5% from the Initial Basket Level of 100 to a Final Basket Level of 102.5.
The KRW appreciates relative to the USD and each of the INR, IDR and SGD depreciate relative to the USD, resulting in a Basket Return of 2.5%.

Because the Basket Return increased by less than 3%, the Additional Amount is $0.00, and the final Payment at Maturity is equal to $950.00 per $1,000 Principal Amount of Notes, representing a total return of -5% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = Minimum Payment Amount + Additional Amount

$950 + $0 = $950.00

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Basket Currency Initial Spot Rate	Basket Currency Final Spot Return	Currency Performance	Basket Currency Weighting
INR	45.09	54.1080	-20%	1/4
IDR	9,017	10,820.4	-20%	1/4
KRW	1,143.50	343.05	70%	1/4
SGD	1.3091	1.5709	-20%	1/4

Basket Performance = [(-20% × 0.25) + (-20% × 0.25) + (70% × 0.25) + (-20% × 0.25)] = 2.5%

Example 4: The level of the Basket decreases by 20% from the Initial Basket Level of 100 to a Final Basket Level of 80.
Each of the KRW and INR appreciate relative to the USD and each of the IDR and SGD depreciate relative to the USD, resulting in a Basket Return of -20%.

Because the Basket Return decreased, the Additional Amount is $0.00, and the final Payment at Maturity is equal to $950.00 per $1,000 Principal Amount of Notes, representing a total return of -5% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = Minimum Payment Amount + Additional Amount

$950 + $0 = $950.00

The table below illustrates how the Basket Performance in the above example was calculated:

Basket Currency	Basket Currency Initial Spot Rate	Basket Currency Final Spot Return	Currency Performance	Basket Currency Weighting
INR	45.09	36.072	20%	1/4
IDR	9,017	14,427.2	-60%	1/4
KRW	1,143.50	914.80	20%	1/4
SGD	1.3091	2.0946	-60%	1/4

Basket Performance = [(20% × 0.25) + (-60% × 0.25) + (20% × 0.25) + (-60% × 0.25)] = -20%

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the Notes will be used in connection with hedging our obligations under the Notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date and during the term of the Notes (including on the Final Valuation Date) could adversely affect the amount you may receive on the Notes at maturity.

Spot Rates

The Spot Rate for the Indian Rupee on each date of calculation will be the U.S. Dollar/Indian Rupee reference rate, expressed as the amount of Indian Rupees per one U.S. Dollar, for settlement in two business days, as reported by the Reserve Bank of India, which appears on the Reuters Screen RBIB Page or any successor page, at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

The Spot Rate for the Indonesian Rupiah on each date of calculation will be the U.S. Dollar/Indonesian Rupiah specified rate, expressed as the amount of Indonesian Rupiahs per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore, which appears, at approximately 11:00 a.m., Singapore time, on Reuters page "ABSIRFIX01", to the right of the caption "Spot" under the column "IDR", or any successor page, on such date of calculation.

The Spot Rate for the Korean Won on each date of calculation will be the U.S. Dollar/Korean Won offered rate for U.S. Dollars, expressed as the amount of Korean Won per one U.S. Dollar, for settlement in two business days, as reported by Korea Financial Telecommunications and Clearing Corporation, which appears, at approximately 3:30 p.m., Seoul time, on such date of calculation, which appears on Reuters page "KFTC18", under the caption "USD TODAY", or any successor page, on such date of calculation.

The Spot Rate for the Singapore Dollar on each date of calculation will be the U.S. Dollar/Singapore Dollar spot rate at approximately 11:00 a.m. Singapore time, expressed as the amount of Singapore Dollars per one U.S. Dollar, for settlement in two business days, as reported by the Association of Banks in Singapore, which appears, at approximately 11:30 a.m., Singapore time, on Reuters page "ABSIRFIX01", to the right of the caption "Spot" under the column "SGD", or any successor page, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (including being published in error, as determined by the calculation agent in its sole discretion), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner or the Final Valuation Date may be postponed by the calculation agent as described in "Market Disruption Events".

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the calculation agent from determining such value or amount in the ordinary manner on such date, the calculation agent may determine such value or amount in good faith and in a commercially reasonable manner on such date or, in the discretion of the calculation agent, the Final Valuation Date, and Maturity Date may be postponed for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If the Final Valuation Date has been postponed for five consecutive scheduled trading days, then that fifth scheduled trading day will be the Final Valuation Date and the calculation agent will determine the value of such Basket Currency or Basket Currencies using the formula for and method of determining such value which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this pricing supplement. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Basket Level (including each Final Spot Rate). The accelerated Maturity Date will be the third business day following the accelerated Final Valuation Date (including each Final Spot Rate).

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Historical Information

The following first four graphs below show the historical daily performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each Basket Currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar, which we refer to in this pricing supplement as the exchange rate) from December 1, 2000 through December 3, 2010. The exchange rates in the graphs below were obtained from Bloomberg Financial Markets, which may be different than the information provided on the relevant Reuters page as referenced under "Spot Rates". The Initial Spot Rates of the Indian Rupee, Indonesian Rupiah, Korean Won and Singapore Dollar were 45.09, 9,017, 1,143.50 and 1.3091, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. Dollar.

The last graph below shows the daily performance of the Basket from December 1, 2000 through December 3, 2010, assuming that the Basket Closing Level on December 1, 2000 was 100, that each Basket Currency had a 1/4 weight in the Basket on that date and that the historical exchange rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing exchange rates and the historical daily Basket performance data in such graph were the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies that would be derived from the applicable Reuters page.

Historical Performance of the Indian Rupee
(expressed as the number of Indian Rupees per U.S. dollar)



**Historical Performance of the Indonesian Rupiah
(expressed as the number of Indonesian Rupiahs per U.S.**



**Historical Peformance of the Korean Won
(expressed as the number of Korean Wons per U.S. dollar)**



Historical Performance of the Singapore Dollar
(expressed as the number of Singapore Dollars per U.S. dollar)



Historical Basket Performance



Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 1.00%, or $10.00, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which is expected to be the fifth business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes between the Trade Date and December 6, 2010, inclusive, will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.